SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 25, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Traded Company
Corporate Taxpayer Registration CNPJ/MF 02.570.688/0001-70
Board of Trade NIRE 53 3 0000581 8

MATERIAL FACT

CREDIT OF INTEREST ON SHAREHOLDERS’ EQUITY

We hereby inform Brasil Telecom Participações S.A.’s (“Company”) shareholders that the Company’s Executive Management deliberated, following a delegation from the Board of Directors specified on a meeting held on March 29th, 2005, the credit of Interest on Shareholders’ Equity in the amount of R$216,600,000.00 (two hundred sixteen million and six hundred thousand reais), which corresponds to a gross amount of R$0.597536340 per one thousand shares and an amount net of income tax of R$0.507905889 per one thousand common and preferred shares, as pursuant to Article 9 of Law 9,249 of December 26th, 1995 and to Comissão de Valores Mobiliários’ Deliberation 207/96.

Eventual changes in the amount that will be paid per one thousand shares may occur as pursuant to Article 16 of Comissão de Valores Mobiliários’ Instruction 10, issued on February 14th, 1980, considering that the Board of Directors approved a share buyback program, on a meeting held on September 13th, 2004.

I – Income Tax Withheld: Income tax of 15% will be withheld from the amount of credit of Interest on Shareholders’ Equity, except for those shareholders proven to have fiscal exemption or with differentiated taxation.

II – Date of the Credit: April 20th, 2005.

III – Date of Trading “ex-Interest on Shareholders’ Equity”: As of May 3rd, 2005, Brasil Telecom Participações S.A.’s shares will trade “Ex-Interest on Shareholders’ Equity”, considering the shares deposited on May 2nd, 2005.

IV – Information on the Payment and Credit of Dividends: Interest on Shareholders’ Equity may be accounted for as dividends relative to the fiscal year 2005 and is subject to the approval of the 2006 Ordinary General Shareholders’ Meeting. The payment date, when deliberated, will be announced through a notice to shareholders.

V – Proof of Tax Exemption or Differentiated Taxation
Shareholders exempted from income tax or with differentiated taxation, according to the Brazilian tax legislation, shall prove such condition to the Custodian Bank Banco ABN AMRO REAL S.A., Gerenciamento de Acionistas de Terceiros, Av. Brigadeiro Luiz Antonio, 2020/6o Andar – Bela Vista, Zip Code 01.318-911 - São Paulo – SP, until May 6th, 2005.

Brazil, Brasília, April 21st, 2005.

Paulo Pedrão Rio Branco
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer